AMENDMENT DEED

This Amendment Deed (this "**Amendment**") is dated May 5, 2026

Between

(1) **ANIMOCA BRANDS CORPORATION LIMITED (CAN 122 921 813)**, an Australian public company ("**Company**");

(2) **CURRENC GROUP, INC.**, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the "**Purchaser**")

(3) **ALEXANDER KONG KING ONG** of 19/F, Unit 6, Block B Fontana Gardens Ka Ning Path, Tai Hang Hong Kong,

(collectively, the "**Parties**" and each, a "**Party**").

Whereas

(A) On 2 November 2025, the Parties entered into a term sheet for the proposed acquisition of the entire equity interest of the Company (the "**Term Sheet**").

(B) Pursuant to the "Exclusivity" row of the Term Sheet, each of the Company and the Purchaser agreed that, for a period of three (3) months from the date of the Term Sheet, it shall not, and shall procure that its directors, officers, employees, stockholders, affiliates, agents, advisors and other representatives shall not solicit, initiate, encourage the submission of, or respond to, any expression of interest, inquiry, proposal or offer from any person or entity relating to any Prohibited Transactions (as that term is defined in the Term Sheet).

(C) The Parties wish to extend the term of the Exclusivity provision of the Term Sheet and enter into this Amendment to document the terms of such extension.

NOW THIS DEED WITNESS AS FOLLOWS:

1. Defined Terms

1.1 Unless otherwise defined, terms used but not defined in this Amendment shall have the same meanings as are ascribed to them in the Term Sheet.

2. Amendment to the Term Sheet

2.1 With effect from the date of this Amendment, in consideration of the mutual covenants herein, the Parties agree that the "Exclusivity" row in the Term Sheet shall be deleted in its entirety and replaced with the following (with changes shown in bold and underlined for identification only):

*For **the** period **commencing on the date of this Term Sheet and ending on 30 June 2026** ("**Exclusivity Period**"):*

(i) subject to the Fiduciary Exception (as defined below), the Company shall not, and shall procure that its directors, officers, employees, stockholders, affiliates, agents, advisors and other representatives shall not;

(ii) subject to the Fiduciary Exception (as defined below), the Purchaser shall not, and shall procure that its directors, officers, employees, stockholders, affiliates, agents, advisors and other representatives shall not; and

(iii) Alexander Kong shall not,

in each case, directly or indirectly:

*(a) solicit, initiate, encourage the submission of, or respond to, any expression of interest, inquiry, proposal or offer from any person or entity relating to any transaction of a nature that is similar or equivalent to the Proposed Transaction (whether such transaction is effected by way of a scheme of arrangement, merger, reverse merger or otherwise) ("**Prohibited Transactions**"); or*

(b) allow, permit or cause any negotiations relating to any Prohibited Transactions to continue during the Exclusivity Period.

The restrictions set out above do not apply in circumstances where they would otherwise restrict the Company or the Purchaser, as the case may be, from responding to, pursuing and/or progressing an unsolicited Prohibited Transaction provided that the board of the Company and/or the Purchaser, as the case may be, has determined in good faith that:

- *the Prohibited Transaction is, or could reasonably be considered to become, a Superior Proposal; and*
- *compliance with such restrictions would, or would be reasonably likely to, constitute a breach of any of the fiduciary or statutory duties of the directors of the Company or the Purchaser, as the case may be (the "**Fiduciary Exception**").*

Each of the signatory agrees to notify the other signatories immediately if either of them receives any proposal, offer, inquiry or contact with respect to any Prohibited Transaction and the details of such proposal, offer, inquiry or contact including the identity of the potential counterparty and the terms of such proposal.

3. General Provisions

3.1 Following the date of this Amendment, the Term Sheet (as amended by this Amendment) shall continue in full force and effect.

3.2 References to "this Term Sheet" in the Term Sheet shall be construed as references to the Term Sheet as amended by Section 2 of this Amendment.

3.3 To the extent of any conflict or inconsistency between the terms of the Term Sheet and this Amendment, the terms of this Amendment shall prevail.

3.4 Each Party shall bear its own costs in connection with the negotiation, execution and delivery of this Amendment.

3.5 This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same instrument. In the event that any signature is delivered by facsimile transmission or by email delivery of a ".pdf" or other similar format data file or in the event that said signature be an electronic or digital signature, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile page or ".pdf" signature or electronic or digital signature was an original thereof.

3.6 This Amendment shall be construed and enforced in accordance with the laws of Victoria, Australia without giving effect to applicable conflicts of laws principles.

3.7 Any dispute, controversy, difference, or claim arising out of or relating to this Term Sheet, including the existence, validity, interpretation, performance, breach, or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (**"HKIAC"**) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one (1). The arbitration proceedings shall be conducted in English.

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IN WITNESS WHEREOF the Parties have caused this Amendment to be executed and delivered as a deed.

SIGNED, SEALED AND DELIVERED by **ANIMOCA BRANDS CORPORATION LIMITED** in accordance with section 127(1) of the *Corporations Act 2001* (Cth) by authority of its directors:

/s/ Chris Whiteman

Signature of director

Chris Whiteman

Name of director (block letters)

/s/ John Madden

Signature of director

John Madden

Name of director (block letters)

SIGNED, SEALED AND DELIVERED by **CURRENC GROUP INC.** in the presence of:

/s/ Wan Lung Eng

Signature of witness

Wan Lung Eng

Name of witness (print)

/s/ Alexander Kong King Ong

Signature of authorised signatory

Alexander Kong King Ong

Name of authorised signatory (print)

SIGNED, SEALED AND DELIVERED by **ALEXANDER KONG KING ONG** in the presence of:

/s/ Wan Lung Eng	*/s/ Alexander Kong King Ong*
Signature of witness	Signature
Wan Lung Eng	Alexander Kong King Ong
Name of witness (print)	Name